                                                                    Exhibit 99.1

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of IPSCO Inc., and all information in this report, were prepared by management, which is responsible for its integrity and objectivity.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include some estimates based upon management's judgments. The significant accounting policies, which management believes appropriate for the Company, are described in Note 2 to the financial statements. Financial and operating data presented elsewhere in the annual report are consistent with the information contained in the financial statements.

The integrity and reliability of IPSCO's reporting systems are achieved through the use of formal policies and procedures, the careful selection and development of employees and an appropriate division of responsibilities. Internal accounting controls are continually monitored by an internal audit staff through ongoing reviews and comprehensive audit programs. IPSCO regularly communicates throughout the organization the requirement for employees to maintain high ethical standards in their conduct of the Company's affairs.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility principally through the Audit Committee of the Board. The Board of Directors annually appoints this Audit Committee which is comprised of directors who are neither employees of IPSCO nor of companies affiliated with the Company. This committee meets regularly with management, the head of the internal audit department, and the shareholders' auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders' auditors have unrestricted access to the Audit Committee. Following its review of the financial statements and annual report and discussions with the shareholders' auditors, the Audit Committee reports to the Board of Directors prior to the Board's approval of the financial statements and annual report. The Audit Committee recommends the appointment of the Company's external auditors, who are appointed by the Company's shareholders at its annual meeting.

Ernst & Young LLP, the shareholders' auditors, have performed an independent audit in accordance with Canadian generally accepted auditing standards and have attested to the fairness, in all material respects, of the presentation of the financial statements. Their report follows.

/s/ David Sutherland                          /s/ Robert Ratliff

David Sutherland                              Robert Ratliff
President and Chief Executive Officer         Vice President and Chief Financial
                                              Officer
January 28, 2003

                                Auditors' Report

To the Shareholders of IPSCO Inc.

We have audited the consolidated statements of financial position of IPSCO Inc. as at December 31, 2002 and 2001 and the consolidated statements of income and retained earnings, and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
January 28, 2003, except with respect to Note 23 as to which the date is June 18, 2003

IPSCO Inc. Consolidated Statements of Financial Position

As at December 31 (thousands of United States dollars)

                                                                       NOTES                  2002             2001
CURRENT ASSETS

   Cash and cash equivalents                                                          $     22,859     $     37,492
   Accounts receivable
     Trade, less allowances                                                                135,421          106,770
     Other, including current portion of mortgage receivable                                18,331            9,938
   Inventories                                                           3                 255,410          239,394
   Prepaid expenses                                                                          2,847            2,031
   Future income taxes                                                   4                  41,402           44,490
                                                                                      -----------------------------
                                                                                           476,270          440,115
                                                                                      -----------------------------
NON-CURRENT ASSETS

   Capital assets                                                        5               1,134,357        1,155,901
   Mortgage receivable                                                   6                   5,403                -
   Deferred charges, less amortization                                                       2,785            2,026
   Deferred pension asset                                                7                   3,911                -
   Future income taxes                                                   4                 121,586          126,123
                                                                                      -----------------------------
                                                                                         1,268,042        1,284,050
                                                                                      -----------------------------
TOTAL ASSETS                                                                          $  1,744,312     $  1,724,165
                                                                                      =============================
CURRENT LIABILITIES

   Bank indebtedness                                                     8            $          -     $     35,000
   Accounts payable and accrued charges                                  9                 106,155          121,464
   Accrued payroll and related liabilities                                                  13,775           15,315
   Income and other taxes payable                                                                -            2,111
   Current portion of long-term debt                                     8                  35,386           21,100
   Other current liabilities                                                                16,142           13,926
                                                                                      -----------------------------
                                                                                           171,458          208,916
                                                                                      -----------------------------
LONG-TERM LIABILITIES

   Long-term debt                                                        8                 342,202          386,809
   Deferred pension liability                                            7                       -              234
   Future income taxes                                                   4                 143,229          142,668
                                                                                      -----------------------------
                                                                                           485,431          529,711
                                                                                      -----------------------------
SHAREHOLDERS' EQUITY

   Preferred shares                                                     10                  98,553           98,545
   Common shares                                                        11                 351,311          256,163
   Subordinated notes                                                   12                 104,250          104,250
   Retained earnings                                                    13                 494,599          491,777
   Cumulative translation adjustment                                                        38,710           34,803
                                                                                      -----------------------------
                                                                                         1,087,423          985,538
                                                                                      -----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            $  1,744,312     $  1,724,165
                                                                                      =============================
Commitments and contingencies                                         19 & 22

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board

/s/ Burton Joyce                                      /s/ David Sutherland
Burton Joyce, Director                                David Sutherland, Director

IPSCO Inc. Consolidated Statements of Income and Retained Earnings

Years Ended December 31 (thousands of United States dollars except per share data)

                                                           NOTES                  2002            2001               2000
Sales                                                                     $  1,081,709     $    903,743      $    949,263
                                                                          -----------------------------------------------
Cost of sales
   Manufacturing and raw material                                              925,343          770,788           764,633
   Amortization of capital assets                                               51,049           37,107            35,257
                                                                          -----------------------------------------------
                                                                               976,392          807,895           799,890
                                                                          -----------------------------------------------
Gross income                                                                   105,317           95,848           149,373
Selling, research and administration                                            55,155           57,527            62,076
                                                                          -----------------------------------------------
Operating income                                                                50,162           38,321            87,297

Other expenses (income)
   Interest on long-term debt                                8                  23,821            6,634             6,934
   Other interest expense (income), net                                            174             (928)             (800)
   Foreign exchange loss                                                           938              882               365
   Gain on sale of assets held for sale                      6                  (6,464)               -                 -
   Litigation settlement                                    22                       -          (39,000)                -
   Provision for loss on assets held for sale                5                       -           10,000                 -
                                                                          -----------------------------------------------
Income before income taxes                                                      31,693           60,733            80,798

Income taxes                                                 4                  11,414           21,865            23,125
                                                                          -----------------------------------------------
NET INCOME                                                                      20,279           38,868            57,673

Dividends on preferred shares, including part VI.I tax      10                   5,608            5,692             5,935

Interest on subordinated notes, net of income tax           12                   5,771            5,771             4,890
                                                                          -----------------------------------------------
NET INCOME AVAILABLE TO
   COMMON SHAREHOLDERS                                                    $      8,900     $     27,405      $     46,848
                                                                          ===============================================
EARNINGS PER COMMON SHARE
   BASIC                                                    14            $       0.19     $       0.67      $       1.15
                                                                          ===============================================
   DILUTED                                                  14            $       0.19     $       0.66      $       0.91
                                                                          ===============================================
RETAINED EARNINGS AT BEGINNING OF YEAR                                    $    491,777     $    475,551      $    442,571
NET INCOME                                                                      20,279           38,868            57,673
                                                                          -----------------------------------------------
                                                                               512,056          514,419           500,244
Dividends on preferred shares, including part VI.I tax      10                   5,608            5,692             5,935
Interest on subordinated notes, net of income tax           12                   5,771            5,771             4,890
Dividends on common shares                                  13                   6,078           11,179            13,748
Issue costs, net of income tax                              12                       -                -               120
                                                                          -----------------------------------------------
RETAINED EARNINGS AT END OF YEAR                                          $    494,599     $    491,777      $    475,551
                                                                          ===============================================

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Consolidated Statements of Cash Flows

Years Ended December 31 (thousands of United States dollars)

                                                           NOTES                  2002            2001               2000
CASH DERIVED FROM (APPLIED TO)
   Operating activities
     Working capital provided by operations                 15            $     72,397     $     57,766      $     92,166
     Change in non-cash operating working capital           15                 (59,795)          50,557           (69,412)
                                                                          -----------------------------------------------
                                                                                12,602          108,323            22,754
                                                                          -----------------------------------------------

   Financing activities
     Proceeds from issuance of common shares                11                  90,670                -                 -
     Proceeds from issuance of common shares
        pursuant to share option plan                       11                   2,953              391               115
     Common share dividends                                                     (6,078)         (11,179)          (13,748)
     Preferred share dividends                                                  (5,254)          (5,337)           (5,540)
     Issue of subordinated notes, net of issue costs        12                       -                -            89,824
     Subordinated notes interest                                                (8,500)          (8,500)           (3,161)
     Proceeds from sale-leaseback of capital assets         19                       -           15,000           158,001
     Issue of long-term debt                                 8                  83,300          120,000            70,000
     Repayment of long-term debt                             8                (114,400)         (73,100)          (21,100)
                                                                          -----------------------------------------------
                                                                                42,691           37,275           274,391
                                                                          -----------------------------------------------

   Investing activities
     Expenditures for capital assets                        16                 (34,211)        (155,775)         (368,190)
     Proceeds from sale of assets held for sale              6                   1,466                -                -
     Investment in partnership                              17                  (1,706)          (1,993)           (2,075)
                                                                          -----------------------------------------------
                                                                               (34,451)        (157,768)         (370,265)
                                                                          -----------------------------------------------

   Effect of exchange rate changes on cash
     and cash equivalents                                                         (475)          (3,489)           (3,560)
                                                                          -----------------------------------------------

INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS LESS BANK INDEBTEDNESS                                      20,367          (15,659)          (76,680)

CASH AND CASH EQUIVALENTS LESS BANK
   INDEBTEDNESS AT BEGINNING OF YEAR                                             2,492           18,151            94,831
                                                                          -----------------------------------------------
CASH AND CASH EQUIVALENTS LESS BANK
   INDEBTEDNESS AT END OF YEAR                                            $     22,859     $      2,492      $     18,151
                                                                          ===============================================

The accompanying notes are an integral part of the consolidated financial statements.

IPSCO Inc. Notes to Consolidated Financial Statements

Years Ended December 31 (thousands of United States dollars except per share data)


    1.   Nature of Operations

         IPSCO Inc. is a producer of steel products. The Company's products are sold primarily in Canada and the United States.

         The Company currently employs approximately 2,300 people, of whom approximately 56% are non-unionized personnel and approximately 44% are represented by trade unions. The Company is a party to separate collective bargaining agreements with a term to July 31, 2006 with locals of the United Steelworkers of America (USWA) which represent unionized employees in Regina and Calgary. These employees account for approximately 89% of the Company's unionized employees.

         In 2002, 2001 and 2000, no individual customer accounted for 10% of sales. At December 31, 2002 and 2001, no customer represented 10% of the accounts receivable balance.

    2.   Significant Accounting Policies

         The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates. The accounting policies followed by the Company also conform in all material respects with accounting principles generally accepted in the United States, except as described in Note 21.

         Reporting currency

         Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

         The change in the cumulative translation adjustment results primarily from fluctuations of the Canadian dollar against the U.S. dollar.

         Basis of consolidation

         The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company transactions are eliminated on consolidation.

         Cash equivalents

         Cash equivalents are securities of the government of Canada and its provinces, the government of the United States, banks, and other corporations, with a maturity of less than three months when purchased. These highly liquid securities are short-term and have fixed interest rates.

         Inventories

         Inventories are valued at the lowest of average cost, replacement cost and net realizable value.

         Income taxes

         The Company follows the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Notes to Consolidated Financial Statements

     Capital assets

     Capital assets are stated at cost. For major projects under construction, the Company capitalizes interest based on expenditures incurred to a maximum of interest costs on debt.

     Amortization is provided on the straight-line basis at the following annual rates:

          Buildings                          4%

          Machinery and Equipment            4% to 33%

     Amortization is provided on all assets acquired as they come into production. For certain major projects, the units-of-production method is used until a substantial level of production is reasonably sustained.

     Repair and maintenance costs

     Repair and maintenance costs are expensed as incurred except for the estimated cost of major overhauls and repairs which are accrued over the period between the major overhauls and repairs.

     Deferred charges

     Financing costs relating to long-term debt are deferred and amortized over the term of the related debt and included in interest expense for the year.

     Goodwill and other intangible assets

     Effective January 1, 2002, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3062, Goodwill and Other Intangible Assets. This standard requires that goodwill and intangible assets with indefinite lives are no longer amortized; rather, their carrying value is reviewed annually for impairment. The adoption of this standard did not materially affect the Company.

     Pension expense and deferred pension balance

     The cost of pension benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, terminations, and retirement ages of plan members. Adjustments for plan amendments, changes in assumptions and actuarial gains and losses are charged to operations over the expected average remaining service life of the employee group which is approximately 12 years. The costs of pension benefits for defined contribution plans are charged to operations as contributions are earned.

     Fair value of financial instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

          Cash and cash equivalents

          The carrying value of cash and cash equivalents approximates its fair value.

          Mortgage receivable

          The fair value of the mortgage receivable has been estimated based on current rates for similar instruments with similar maturities. At December 31, 2002, the estimated fair value of the mortgage receivable was $6,332.

          Long-term debt

          The fair value of the Company's long-term debt has been estimated based on current market prices. Where no market price is available, an estimate based on current rates for similar instruments with similar maturities has been used to approximate fair value.

          Natural gas swap

          The Company has entered into a swap agreement to hedge the cost of purchasing natural gas. The agreement fixes the price the Company must pay for 1,500 gigajoules per day from November 1, 2001 through October 31, 2004. As at December 31, 2002 the unrealized loss under the swap agreement was $78 (2001 - $1,892).

                                      Notes to Consolidated Financial Statements

     Stock based compensation

     The Company has a share option plan as described in Note 11 (c). No compensation expense is recognized when the share options are issued to employees since the options are issued at market value on the date of the grant. Any consideration paid by employees on exercise of share options is credited to share capital.

     The Company has a deferred share unit plan as described in Note 11 (d). Compensation expense equal to the amount deferred is recorded. The liability relating to the deferred share units is revalued quarterly based on the market value of the Company's common shares and the resulting adjustment recorded in income.

     Revenue recognition

     Sales and related costs are recognized upon transfer of ownership which coincides with acceptance of and shipment of products to customers.

     Derivative financial instruments

     The Company enters into hedging transactions, from time to time, in order to manage its exposure to changes in energy commodity prices. Gains or losses relating to derivative instruments are deferred and recognized in the same period and in the same financial statement category as the gains or losses on the corresponding hedged transactions. Premiums paid with respect to derivatives are deferred and amortized to income over the term of the hedge.

     Reclassification

     Certain of the prior year's figures have been reclassified to conform with the presentation adopted for the current year.

 3.  Inventories

                                                              2002       2001

     Finished goods                                      $  99,489  $ 105,105
     Work-in-process                                        70,492     62,029
     Raw materials                                          31,831     18,755
     Supplies                                               53,598     53,505
                                                         --------------------
                                                         $ 255,410  $ 239,394
                                                         ====================

 4.  Income Taxes

     a) The components of income (loss) before income taxes are summarized below:

                                                 2002         2001       2000

     Canada                                 $  48,452    $  61,033   $ 77,785
     United States                            (16,759)        (300)     3,013
                                            ---------------------------------
                                            $  31,693    $  60,733   $ 80,798
                                            =================================

     b) The provision for income taxes is summarized as follows:

                                                 2002         2001       2000
     Current
        Canada                              $   3,695    $  30,501   $ 23,003
        United States                          (3,169)       5,020     (4,819)
                                            ---------------------------------
                                                  526       35,521     18,184
                                            ---------------------------------
     Future
        Canada                                 14,642       (5,995)     6,649
        United States                          (3,754)      (7,661)    (1,708)
                                            ---------------------------------
                                               10,888      (13,656)     4,941
                                            ---------------------------------
                                            $  11,414    $  21,865   $ 23,125
                                            =================================

Notes to Consolidated Financial Statements

     c) Income tax expense differs from the amount computed by applying the corporate income tax rates (Canadian Federal and Provincial) to income before income taxes. The reasons for this difference are as follows:

                                                             2002           2001       2000
     Corporate income tax rate                               41.1%          45.9%      46.1%
                                                        ------------------------------------
     Provision for income taxes based
        on corporate income tax rate                    $  13,026     $   27,870  $  37,240
     Increase (decrease) in taxes resulting from
        Manufacturing and processing profit                (6,604)        (6,748)    (9,672)
        Large corporation tax                                 895            880        857
        Income taxed at different rates in the United
        States                                             (2,377)       (11,952)   (13,506)
        Valuation allowance                                 3,000         10,800      8,000
        Other                                               3,474          1,015        206
                                                        ------------------------------------
                                                        $  11,414     $   21,865  $  23,125
                                                        ====================================

     d)   Future income taxes are comprised of the following:

                                                                            2002       2001
     Future tax assets
        Accounting provisions not currently
          deductible for tax purposes                                 $   37,100  $  34,669
        Capitalized general and administration                             4,296      9,821
        Net operating loss carry-forwards                                141,852    141,942
        Pension expense in excess of contributions                             -        517
        Other                                                              1,540      2,464
                                                                      ----------------------
     Total future tax assets                                             184,788    189,413
                                                                      ----------------------
     Future tax liabilities
        Tax depreciation in excess of accounting amortization            133,671    129,958
        Pension contributions in excess of expense                         1,420          -
        Foreign exchange gain on debt                                      3,414      9,128
        Other                                                              4,724      3,582
                                                                      ----------------------
     Total future tax liabilities                                        143,229    142,668
                                                                      ----------------------

     Valuation allowance                                                  21,800     18,800
                                                                      ----------------------

     Net future income tax asset                                      $   19,759  $  27,945
                                                                      ======================

     e) At December 31, 2002, United States subsidiaries of the Company had accumulated net operating losses carried forward of $355,179 for which the future tax benefits have been recorded. The related tax benefits can be carried forward and, subject to certain limitations, offset against income tax expense arising in future periods up to the year 2021. In determining the valuation allowance for net future income taxes at December 31, 2002, the Company has considered certain tax planning strategies that it believes to be prudent and feasible.

                                      Notes to Consolidated Financial Statements

 5.   Capital Assets

                                              2002                                          2001
                                          Accumulated                                   Accumulated
                                Cost      Amortization        Net            Cost       Amortization       Net
                            ------------------------------------------    -----------------------------------------
      Land and land
         improvements       $    55,789    $        -    $      55,789    $    55,741    $        -    $     55,741
      Buildings                 132,724        38,775           93,949        130,165        33,956          96,209
      Machinery and
         equipment            1,213,168       257,450          955,718      1,166,975       212,889         954,086
      Construction
         in progress             14,085             -           14,085         35,184             -          35,184
                            ------------------------------------------    -----------------------------------------
                              1,415,766       296,225        1,119,541      1,388,065       246,845      1,141,220

      Assets held for sale       24,931        10,115           14,816         26,441        11,760          14,681
                            ------------------------------------------    -----------------------------------------
                            $ 1,440,697    $  306,340    $   1,134,357    $  1,414,50    $  258,605    $  1,155,901
                            ==========================================    =========================================

      During the year, $nil (2001 - $20,523, 2000 - $17,055) of interest costs were capitalized in connection with major capital asset projects.

      Certain capital assets, which are not employed in production, have been segregated pending their ultimate disposition and are carried at an amount not exceeding management's best estimate of net realizable value. During 2001, the Company wrote down the carrying value of these assets by $10,000 to reflect the Company's valuation. The Company's valuation includes significant estimates concerning the cost to complete environmental remediation activities, as well as in estimating the ultimate net recovery value of the property. The estimated environmental costs could change depending on the remediation method used. The Company's estimates of net sales value could be impacted by the prevailing economic conditions and the Company's ability to obtain necessary zoning and other approvals. See
      Note 6 for discussion of asset sales.

 6.   Mortgage Receivable and Sale of Assets Held for Sale

      During 2002, the Company sold certain of its assets held for sale for cash of $1,466 and a mortgage of $6,338. The transaction resulted in gain of $6,464. The mortgage bears interest at 5% for the first two years, and at bank prime plus 1/2% for the remaining term. Minimum principal payments due in each of the next five years are as follows:

      2003                                                        $    954
      2004                                                             954
      2005                                                             954
      2006                                                             954
      2007                                                           2,541
                                                                  --------
                                                                     6,357
      Current portion, included in other accounts receivable           954
                                                                  --------
                                                                  $  5,403
                                                                  ========

 7.   Pension Plans

      The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The defined benefit plans provide benefits that are based on a combination of years of service and an amount that is either fixed or based on final earnings. The defined contribution plans restrict the Company's matching contributions to 5% of each participating employee's annual earnings.

Notes to Consolidated Financial Statements

      The Company's policy with regard to the defined benefit plans is to fund the amount that is required by governing legislation. Pension plan assets are invested in Canadian and U.S. equities and Canadian fixed income instruments with no investment in securities of the Company. During 2002, amendments were made to increase benefits payable under plans for the Company's Canadian unionized employees.

      Net pension expense attributable to the Company's pension plans for 2002, 2001, and 2000 included the following components:

                                                          2002               2001             2000
      Defined benefit plans
         Service cost for benefits earned          $     3,288         $    2,966        $   2,899
         Interest cost on benefit obligations            7,029              6,389            6,522
         Expected return on plan assets                 (6,993)            (7,303)          (6,965)
         Net amortization                                  443                  -                -
                                                   -----------------------------------------------
                                                         3,767              2,052            2,456
      Defined contribution plans                         3,050              2,743            1,917
                                                   -----------------------------------------------
      Net pension expense                          $     6,817         $    4,795        $   4,373
                                                   ===============================================

      The following table sets forth the defined benefit plans' funded status and amount included in the deferred pension balance in the Company's statement of financial position at December 31, 2002 and 2001:

                                                                             2002             2001
      Benefit obligation at beginning of year                          $   97,449        $ 101,256
      Service cost for benefits earned                                      3,440            3,088
      Interest cost on benefit obligation                                   7,029            6,389
      Plan amendments                                                       8,344                -
      Actuarial losses (gains)                                             11,076             (701)
      Benefit payments                                                     (6,603)          (6,587)
      Currency translation                                                  1,162           (5,996)
                                                                       ---------------------------
      Benefit obligation at end of year                                   121,897           97,449
                                                                       ---------------------------

      Market value of plan assets at beginning of year                     87,554           94,101
      Actual return on plan assets                                         (5,328)            (484)
      Employer contributions                                                7,809            5,855
      Plan participants contributions                                         253              158
      Benefit payments                                                     (6,603)          (6,587)
      Currency translation                                                  1,092           (5,489)
                                                                       ---------------------------
      Market value of plan assets at end of year                           84,777           87,554
                                                                       ---------------------------

      Funded status at end of year                                        (37,120)          (9,895)
      Item not recognized in earnings
         Unamortized actuarial losses and plan amendments                  41,031            9,661
                                                                       ---------------------------
      Deferred pension asset (liability)                               $    3,911        $    (234)
                                                                       ===========================

      Amounts applicable to the Company's pension plans with an accumulated benefit obligation in excess of plan assets are:

                                                                            2002              2001
      Projected benefit obligation                                     $ 116,727         $  67,721
                                                                       ===========================
      Accumulated benefit obligation                                   $ 111,783         $  65,961
                                                                       ===========================
      Market value of plan assets                                      $  79,702         $  59,012
                                                                       ===========================

                                      Notes to Consolidated Financial Statements

      The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations as at December 31, 2002 and 2001 follow. Variances between such estimates and actual experience, which may be material, are amortized over the employees' average remaining service life.

                                                            2002          2001

      Weighted average discount rate                        6.6%          6.6%
      Expected long-term rate of return on plan assets      7.0%          8.0%
      Weighted average rate of compensation increase        3.8%          3.7%

 8.   Debt

      a) Long-term debt

                                                                  Carrying Value              Fair Value
                                                                2002          2001         2002         2001
                                                          ------------------------   -----------------------
      10.58%  Unsecured note, payable in three remaining
              equal annual installments with the next
              payment due September 1, 2003               $    3,300    $    4,400   $    3,576   $    4,774

      6.94%   Unsecured notes, payable in two remaining
              equal annual installments with the next
              payment due April 1, 2003                       40,000        60,000       40,541       61,061

      7.32%   Unsecured notes, payable in seven
              equal annual installments commencing
              April 1, 2003                                  100,000       100,000      104,230       99,500

      7.80%   Unsecured debentures, (CDN $100,000)
              maturing and payable December 1, 2006           63,573        62,794       63,605       65,639

      6.00%   Unsecured loan, maturing and payable
              June 1, 2007. The Company has the option
              at maturity to extend the term of the loan
              to no later than June 1, 2027 at an interest
              rate to be negotiated                           14,715        14,715       14,566       13,584

      8.11%   Unsecured financing, maturing and payable
              November 1, 2009. The Company has the option
              at maturity to extend the term of the loan
              to no later than November 1, 2029 at an
              interest rate to be negotiated                  28,000        28,000       29,459       27,890

      6.875%  Unsecured financing, maturing and payable
              May 1, 2010. The Company has the option
              at maturity to extend the term of the loan
              to no later than May 1, 2030 at an interest
              rate to be negotiated                           10,000        10,000        9,797        9,181

      Various Bank lines of credit (b)                       118,000       128,000      118,000      128,000
                                                          ------------------------   -----------------------
                                                             377,588       407,909      383,774      409,629
      Less current portion of long-term debt                 (35,386)      (21,100)     (41,330)     (23,529)
                                                          ------------------------   -----------------------
                                                          $  342,202    $  386,809   $  342,444   $  386,100
                                                          ========================   =======================

      Fair value of debt has been estimated on the basis described in Note 2.

Notes to Consolidated Financial Statements

      b) Bank lines of credit

      At December 31, 2002, the Company had bank lines of credit aggregating U.S. $250,000 (2001 - U.S. $250,000), which can be drawn in Canadian or U.S. currency, of which U.S. $118,000 (2001 - U.S. $163,000) had been drawn down other than letters of credit of CDN $13,049, U.S. $3,775 (2001
      - CDN $13,413, U.S. $3,775). Bank lines of credit are comprised of a U.S. $200,000 (2001 - U.S. $200,000) revolving term facility that expires March 4, 2005 and a U.S. $50,000 (2001 - U.S. $50,000) 364-day facility that expires February 18, 2003. Both facilities bear interest at spreads over the Canadian prime rate, the U.S. base rate, Canadian Bankers' Acceptances Reference Discount Rate or U.S. dollar LIBOR and are not secured by specific assets of the Company.

      At December 31, 2002, a partnership in which the Company has a 100% (2001
      - 91%) residual interest had short-term bank lines of credit aggregating CDN $16,652 (2001 - CDN $16,652) of which CDN $Nil (2001 - CDN $Nil) had been drawn down. These bank lines of credit are reviewed at least annually and are revolving operating and term facilities that bear interest at either the Canadian prime rate or the U.S. base rate and are secured by certain assets of the partnership.

      Minimum payment requirements on long-term debt arrangements, without exercising the options to extend the terms outstanding, are as follows:

      2003                                         $  35,386
      2004                                            35,386
      2005                                           133,386
      2006                                            77,859
      2007                                            29,001
                                                   ---------
                                                     311,018
      2008 - 2010                                     66,570
                                                   ---------
                                                   $ 377,588
                                                   =========

9.    Accounts Payable and Accrued Charges

      Included in accounts payable and accrued charges is an accrual to cover the costs of major overhauls and repairs. Timing of these expenditures is dictated by future events and market conditions. At December 31, 2002 and 2001, the amounts accrued are $16,115 and $13,578 respectively.

10.   Preferred Shares
      a) Authorized

      The Company is authorized to issue unlimited first and second preferred shares. The first preferred shares rank in priority to the second preferred shares and the common shares as to payment of dividends and the distribution of assets. The first and second preferred shares may be issued in series and the directors of the Company may fix, before issuance, the further rights, privileges, restrictions and conditions attached thereto.

      The Company has issued first preferred shares, Series 1 (the Series 1 Preferred Shares) at a price of CDN $25.00 per Series 1 Preferred Share with a fixed cumulative preferential dividend as and when declared by the directors equal to 5.50% per annum payable quarterly on the 15th of February, May, August and November of each year.

      The Series 1 Preferred Shares are non-voting. However, if the Company fails to declare and pay eight quarterly dividends, consecutive or otherwise, and so long as any of those dividends are in arrears, the Series 1 Preferred Shares become voting. The Series 1 Preferred Shares may be redeemed in whole or in part by the Company at any time on or after May 15, 2004 for CDN $25.00 per share plus accrued and unpaid dividends. On or after May 15, 2004, the Company may elect to convert each Series 1 Preferred Share into that number of common shares determined

                                      Notes to Consolidated Financial Statements

      by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN $3.00 and 95% of the market price of the common shares. In addition, on or after August 15, 2004, the holders have the option to convert each Series 1 Preferred Share into that number of common shares determined by dividing CDN $25.00 plus accrued and unpaid dividends by the greater of CDN $3.00 and 95% of the market price of the common shares subject to the Company's right to redeem the Series 1 Preferred Shares, arrange sales to substitute purchasers or a combination thereof.

      Unless all dividends are paid to the most recent dividend date, the Company may not: 1) pay cash dividends on shares ranking junior to the Series 1 Preferred Shares; 2) redeem, purchase or otherwise retire shares ranking on parity with or junior to the Series 1 Preferred Shares; or 3) redeem, purchase or otherwise retire less than all of the Series 1 Preferred Shares.

      The Series 1 Preferred Shares, including accrued and unpaid cumulative dividends, have been classified as equity since the Company has the unrestricted ability to settle the Series 1 Preferred Shares and related dividends by issuing its own common shares.

      b) Issued

      The Series 1 Preferred Shares amount at December 31 is comprised of:

                                              2002                  2001
                                        Number   Amount       Number     Amount
                                      -------------------   --------------------
      Issued for cash                 6,000,000 $  97,829   6,000,000  $  97,829
      Accrued dividends                       -       724           -        716
                                      -------------------   --------------------
      Balance at end of year          6,000,000 $  98,553   6,000,000  $  98,545
                                      ===================   ====================

11.   Common Shares
      a) Authorized

      The Company is authorized to issue unlimited common shares.

      b) Issued

      In February 2002, the Company issued, for cash, 6,500,000 common shares at an issue price of CDN $23.25. Gross proceeds of U.S. $94,761 have been reduced by the related share issue expenses of $4,073, net of income taxes of $1,507.

      In July 2002, the Company granted 4,400 restricted shares to an officer of the Company whose salaried compensation was reduced by the fair value of the shares at the date of the award. Compensation expense was recorded in an amount equal to the fair market value of the shares as at the date of the grant. The rights of the recipient to dispose of the shares are restricted for three years from the date of the grant.

      Following is the continuity of common shares outstanding:

                                             2002                      2001                     2000
                                      Number       Amount       Number       Amount      Number       Amount
                                    -----------------------   ----------------------   -----------------------
      Balance at
         beginning of year          40,843,536   $  256,163   40,812,936   $ 255,772   40,796,436   $  255,657
      Issued for cash                6,500,000       92,195            -           -            -            -
      Issue of restricted shares         4,400           61            -           -            -            -
      Exercise of share options        319,551        2,892       30,600         391       16,500          115
                                    -----------------------   ----------------------   -----------------------
      Balance at end of year        47,667,487   $  351,311   40,843,536   $ 256,163   40,812,936   $  255,772
                                    =======================   ======================   =======================

Notes to Consolidated Financial Statements

      c) Share Option Plan

      The Company has a share option plan under which common shares are reserved for directors, officers and employees. These options, which are exercisable within 10 years, are to be granted at a price established by the Board of not less than the last Toronto Stock Exchange board lot trading price on the day of the grant. The options vest over one to three years. Outstanding options at December 31, 2002 expire between 2003 and 2012.

      Following is the continuity of granted options outstanding in Canadian dollars:

                                          2002                      2001                       2000
                                              Weighted                  Weighted                   Weighted
                                               Average                   Average                    Average
                                              Exercise                  Exercise                   Exercise
                                     Number    Price          Number      Price         Number       Price
                                   -------------------      --------------------       --------------------
      Balance at
         beginning of year         3,311,955    $22.47      3,085,959     $22.70       2,471,325     $24.39
      Options granted                439,500     22.22        284,885      20.00         654,760      16.13
                                   ---------                ---------                  ---------
                                   3,751,455     22.44      3,370,844      22.48       3,126,085      22.66
      Options exercised             (319,551)    14.28        (30,600)     19.71         (16,500)     10.33
      Options cancelled              (10,500)    27.98        (28,289)     26.76         (23,626)     25.14
                                   ---------                ---------                  ---------
      Balance at end of year       3,421,404     23.18      3,311,955      22.47       3,085,959      22.70
                                   =========                =========                  =========

      Following is the continuity of common shares reserved for future option grants under the share option plan:

                                              2002          2001           2000

      Balance at beginning of year         696,558       203,154        834,288
      Options approved                           -       750,000              -
      Options granted                     (439,500)     (284,885)      (654,760)
      Restricted shares issued              (4,400)            -              -
      Options cancelled                     10,500        28,289         23,626
                                         --------------------------------------
      Balance at end of year               263,158       696,558        203,154
                                         ======================================

      Following is the range of exercise prices and contractual life of outstanding options under the plan in Canadian dollars as at December 31, 2002:

                                                              Weighted       Weighted
                                                               Average        Average
                                                              Exercise      Contractual
                                                  Number        Price          Life
                                                 --------------------------------------
      Balance of options outstanding at year
         end within the following ranges:
      $10.00 to $19.99                           1,389,079      $16.91         4.9
      $20.00 to $29.99                           1,181,200       21.74         5.3
      $30.00 to $50.00                             851,125       35.41         4.5
                                                 ---------
                                                 3,421,404       23.18         4.9
                                                 =========

                                      Notes to Consolidated Financial Statements

      Following is the range of exercise prices of options currently exercisable under the plan in Canadian dollars as at December 31, 2002:

                                                                      Weighted
                                                                      Average
                                                                      Exercise
                                                          Number        Price
                                                        ----------------------
      Balance of options exercisable at year end
         within the following ranges:
      $10.00 to $19.99                                  1,329,578       $16.82
      $20.00 to $29.99                                    731,700        21.46
      $30.00 to $50.00                                    844,225        35.32
                                                        ---------
                                                        2,905,503        23.36
                                                        =========

      d) Deferred Share Unit Plan

      The Company has a deferred share unit plan into which directors must defer at least half of their annual retainer. Such deferrals are converted to deferred share units, each of which has a value equal to the value of one common share. On retirement from the Board, the director may receive payment of their deferred share units in cash, shares purchased on the open market or shares issued by the Company. The liability for deferred share units is included in accrued payroll and related liabilities.

      e) Additional Disclosure

      Section 3870 of the CICA Handbook requires the disclosure of pro forma information regarding net income and earnings per share using option valuation models that calculate the fair value of employee stock options granted.

      The fair value for the stock options was estimated at the date of grant using a Black-Scholes option pricing model using the following weighted-average assumptions for 2002, 2001 and 2000 respectively: risk-free interest rates of 3.6%, 4.8% and 5.8%; dividend yields of 0.9%, 2.5% and 3.1%; volatility factors of the expected market price of the Company's common stock of .44, .40 and .35; and a weighted-average expected life of the options of 1.0 year. The weighted-average grant-date fair value of the options granted during 2002 was $4.05 (2001 - $3.33, 2000 - $2.70).

      The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. The Company's pro forma information follows:

                                                           2002       2001       2000

      Pro forma net income                              $19,304    $37,391    $55,720
                                                        =============================
      Pro forma net income available to
         common shareholders                            $ 7,925    $25,928    $44,895
                                                        =============================
      Pro forma earnings per common share:
         Basic                                          $  0.17    $  0.64    $  1.10
                                                        =============================
         Diluted                                        $  0.17    $  0.63    $  0.88
                                                        =============================

  Notes to Consolidated Financial Statements

12.  Subordinated Notes

     During 2000 and 1999, respectively, the Company issued $90,000 and $10,000 incremental rate junior subordinated notes maturing December 31, 2038. The incremental rate junior subordinated notes bear interest in arrears payable semi-annually at 8.5% for the ten year period ending December 10, 2008, 9.5% for the eleventh to fifteenth year and increasing by an additional 2% every five years thereafter. The incremental rate junior subordinated notes are redeemable, in whole or in part, by the Company, at any time, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the Redemption Amount) and at maturity at the principal amount plus accrued and unpaid interest to the date of maturity (hereafter referred to as the Maturity Amount).

     The Company may, at its option, pay the Redemption Amount, Maturity Amount or any interest payment in cash or by delivering common shares to a trustee. The trustee would sell the Company's common shares and remit the proceeds to the holders of the incremental rate junior subordinated notes in payment of the Redemption Amount, the Maturity Amount or the accrued interest.

     The Company may, at its option, defer payment of interest on the incremental rate junior subordinated notes by extending the interest payment date for up to four consecutive semi-annual periods. Interest continues to accrue during the extension periods, but does not compound. An interest deferral can only commence if there have been no dividends paid on common or preferred shares during the preceding six months. Should the Company pay any dividends on common or preferred shares during the interest deferral period, the deferral period ceases and the payment of deferred interest is required.

     The principal amount of the incremental rate junior subordinated notes is classified as equity and accrued interest, on an after tax basis, is classified as a charge to retained earnings since the Company has the ability to settle the amounts by issuing its own common shares. In 2000, the related issue expenses of $176, $120 net of income taxes, were charged to retained earnings.

13.  Dividends

     The most restrictive covenant pertaining to dividend payments in the Company's financing agreements requires consolidated shareholders' equity, excluding the balance of outstanding subordinated notes, to be maintained at a minimum of $570,000 plus 50% of net income earned after December 31, 1998. At December 31, 2002, the Company's shareholders' equity exceeded this requirement by $316,787.

     Dividends on common shares totalled CDN $0.20 per share in 2002 (2001-CDN $0.425 per share, 2000-CDN $0.50 per share).

14.  Earnings Per Common Share

     Basic earnings per common share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the actual shares outstanding and share equivalents that would arise from the exercise of share options and deferred share units, and the conversion of preferred shares and subordinated notes. Out-of-the-money share options, those with an exercise price greater than market price, are excluded from the calculation as they are anti-dilutive. Preferred shares and subordinated notes have been excluded from the calculation in 2002 as they are anti-dilutive.

                                      Notes to Consolidated Financial Statements

The per share amounts disclosed on the Consolidated Statements of Income and Retained Earnings are based on the following:

                                                                      2002         2001         2000
Numerator for basic earnings per share
   Net income available to common shareholders                 $     8,900  $    27,405  $    46,848
Dividends on preferred shares, including part VI.I tax                   -        5,692        5,935
Interest on subordinated notes, net of income tax                        -        5,771        4,890
                                                               -------------------------------------
Numerator for diluted earnings per share                       $     8,900  $    38,868  $    57,673
                                                               =====================================

Common shares outstanding - January 1                           40,843,536   40,812,936   40,796,436
Additional shares issued                                         5,638,318       19,282        9,183
                                                               -------------------------------------
Denominator for basic earnings per share                        46,481,854   40,832,218   40,805,619
Adjustment for share options                                       366,999      231,360      145,195
Adjustment for deferred share units                                 44,176       29,435        7,449
Adjustment for preferred shares                                          -    8,841,623   12,600,969
Adjustment for subordinated notes                                        -    8,971,601    9,796,926
                                                               -------------------------------------
Denominator for diluted earnings per share                      46,893,029   58,906,237   63,356,158
                                                               =====================================

15. Cash Derived from (Applied to) Operating Activities

                                                                      2002         2001         2000
Working capital provided by operations
   Net income                                                  $   20,279   $    38,868  $    57,673
   Gain on sale of assets held for sale                            (6,464)            -            -
   Non-cash portion of litigation settlement                            -       (11,000)           -
   Non-cash provision for loss on assets held for sale                  -        10,000            -
   Amortization of capital assets                                  51,049        37,107       35,257
   Amortization of deferred charges                                   813           549          544
   Deferred pension expense                                        (4,168)       (3,958)      (6,201)
   Income taxes allocated to future years                          10,888       (13,656)       4,941
   Other                                                                -          (144)         (48)
                                                               -------------------------------------
                                                               $   72,397   $    57,766  $    92,166
                                                               =====================================

Change in non-cash operating working capital
   Trade receivables                                           $  (28,651)  $    28,642  $   (24,069)
   Other receivables                                               (7,439)       21,099      (22,034)
   Inventories                                                    (16,016)      (13,436)     (13,576)
   Prepaid expenses                                                  (816)          600          127
   Accounts payable and accrued charges                            (8,168)        6,916       (5,795)
   Accrued payroll and related liabilities                         (1,540)       (1,523)      (1,492)
   Income and other taxes payable                                     619         4,841       (4,851)
   Other current liabilities                                        2,216         3,418        2,278
                                                               -------------------------------------
                                                               $  (59,795)  $    50,557  $   (69,412)
                                                               =====================================

16. Expenditures for Capital Assets

                                                                      2002         2001         2000
Additions to capital assets                                    $    28,265  $   155,007  $   374,473
Decrease (increase) in accounts payable
   and accrued charges for capital expenditures                      5,946          768       (6,283)
                                                               -------------------------------------
                                                               $    34,211  $   155,775  $   368,190
                                                               =====================================

Notes to Consolidated Financial Statements

17.  Investment in Partnership

     A partnership formed between the Company and Jamel Metals Ltd. (Jamel), formerly General Scrap & Car Shredder Ltd. (General Scrap), purchased the Canadian scrap metal operations of General Scrap and the shares of Sametco Auto Inc., an automotive parts operation, effective April 1, 1997 for approximately $24,131, including the assumption of debt. IPSCO's interest in the capital of the partnership is 100% at December 31, 2002 (2001 -91%). In 2002, the Company contributed $1,706 in exchange for the remaining 9% interest (2001 - $1,993 for an additional 10% interest). The partnership agreement requires annual payments of $1.3 million to Jamel through 2007 for services and land use.

18.  Segmented Information

     The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

     Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

                                                                2002          2001          2000
     Sales
       Canada                                             $  365,854    $  395,841    $  463,860
       United States                                         715,855       507,902       485,403
                                                        ------------------------------------------
                                                          $1,081,709    $  903,743    $  949,263
                                                        ==========================================

     Capital Assets
       Canada                                             $  186,377    $  195,390
       United States                                         947,980       960,511
                                                        ----------------------------
                                                          $1,134,357    $1,155,901
                                                        ============================

     Sales information by product group is as follows:

                                                                2002          2001          2000

     Steel mill products                                  $  687,439    $  458,625    $  492,463
     Tubular products                                        394,270       445,118       456,800
                                                        ------------------------------------------
                                                          $1,081,709    $  903,743    $  949,263
                                                        ==========================================

19.  Commitments

     a) The Company and its subsidiaries have lease commitments on property for the period to 2015. The payments required by these leases, including the sale-leaseback transactions discussed below, are as follows:

          2003                                                  $ 30,075
          2004                                                    25,434
          2005                                                    18,236
          2006                                                    16,568
          2007                                                    18,010
                                                             ---------------
                                                                 108,323
          2008 - 2015                                            125,364
                                                             ---------------
                                                                $233,687
                                                             ===============

                                      Notes to Consolidated Financial Statements

     Rental expenses incurred under operating leases during 2002, 2001 and 2000 were $23,152, $26,858 and $10,839 respectively.

     In 2001, the Company concluded a sale and leaseback of the temper mill at its coil processing facility in Houston for cash proceeds of $15,000. The sale resulted in no gain or loss. The Company has the option, but not the obligation, to purchase the equipment for a predetermined amount after seven years of the 7.5 year lease term.

     In October 2000, the Company concluded the sale and leaseback of certain of its Montpelier Steelworks production equipment for cash proceeds of $150,000. The Company has options, but is not obligated, to purchase the equipment after seven and ten years for predetermined amounts and at the end of the lease term for the fair market value of the equipment.

     In December 2000, the Company concluded a sale and leaseback of the temper mill at its coil processing facility in St. Paul for cash proceeds of $8,251. The Company has the option, but not the obligation, to purchase the equipment for a predetermined amount after four years of the five year lease term.

     b) The Company and its subsidiaries have commitments under service and supply contracts for the period to 2017.

     Payments required under these contracts are as follows:

     2003                                                       $ 39,629
     2004                                                         37,952
     2005                                                         37,102
     2006                                                         32,328
     2007                                                         30,846
                                                             --------------
                                                                 177,857
     2008 - 2017                                                 109,930
                                                             --------------
                                                                $287,787
                                                             ==============

     c) At December 31, 2002, commitments to complete capital programs in progress total $5,021.

20.  Supplemental Information

                                                          2002        2001        2000
     Allowance for doubtful accounts                   $ 9,170     $10,326     $ 6,122
                                                     ===================================
     Doubtful accounts charged to expense                 (706)      4,435          11
                                                     ===================================
     Interest income                                       819       1,561       4,866
                                                     ===================================
     Other interest expense                                993         633       4,066
                                                     ===================================
     Miscellaneous income                                1,391       1,477       2,022
                                                     ===================================
     Research and development expense                    1,391       1,306       5,507
                                                     ===================================
     Interest paid                                      20,856      25,466      25,219
                                                     ===================================
     Income tax installments paid                       12,289      26,304      60,402
                                                     ===================================

Notes to Consolidated Financial Statements

21. Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

       a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                                       2002            2001            2000
Net income as reported under Canadian GAAP                                         $     20,279    $     38,868    $     57,673
Adjustments relating to the capitalization of interest (i)                                    -          (8,908)           (758)
Adjustments relating to commissioning costs (ii)                                              -         (22,776)        (16,356)
Adjustments relating to amortization of capital assets (iii)                             (1,839)         (4,126)            998
Adjustments relating to subordinated notes (iv)                                          (5,771)         (5,771)         (4,890)
Adjustments relating to sale-leaseback (v)                                               (1,404)         (1,014)           (709)
Adjustments relating to change in accounting principles (vi)                                  -               -          (8,977)
Adjustments relating to natural gas hedge (vii)                                             736              (8)              -
Adjustments relating to valuation allowance on net future income tax asset (viii)        26,700         (37,200)              -
                                                                                   --------------------------------------------
Net income (loss) in accordance with U.S. GAAP                                           38,701         (40,935)         26,981
Dividends on preferred shares including part VI.I tax                                    (5,608)         (5,692)         (5,935)
                                                                                   --------------------------------------------
Net income (loss) available to common shareholders in accordance with U.S. GAAP    $     33,093    $    (46,627)   $     21,046
                                                                                   ============================================
Earnings (loss) per common share:
   United States
     Basic                                                                         $       0.71    $      (1.14)   $       0.52
                                                                                   ============================================
     Diluted (ix)                                                                  $       0.66    $      (1.14)   $       0.50
                                                                                   ============================================
Common shares outstanding - January 1                                                40,843,536      40,812,936      40,796,436
Additional shares issued                                                              5,638,318          19,282           9,183
                                                                                   --------------------------------------------
Denominator for basic earnings per share                                             46,481,854      40,832,218      40,805,619
Adjustment for share options                                                            366,999               -         145,195
Adjustment for deferred share units                                                      44,176               -           7,449
Adjustment for preferred shares                                                      10,328,336               -      12,600,969
Adjustment for subordinated notes                                                    10,373,134               -       9,796,926
                                                                                   --------------------------------------------
Denominator for diluted earnings per share                                           67,594,499      40,832,218      63,356,158
                                                                                   ============================================

       i) United States GAAP requires interest to be capitalized on the expenditures incurred for all major projects under construction to a maximum of all interest costs during the year or until the assets are placed into production. Commissioning and start-up costs are not included in the calculation of interest to be capitalized. For Canadian GAAP, commissioning and start-up costs are included in the calculation.

       ii) United States GAAP requires commissioning or start-up costs to be expensed as incurred. For Canadian GAAP, these costs are capitalized.

                                      Notes to Consolidated Financial Statements

       iii) United States GAAP requires amortization of capital assets to commence when the capital assets are available for use. Under Canadian GAAP, amortization commences when the assets are placed into production which occurs at the end of the commissioning or start-up period. Further, the amount capitalized to capital assets under United States GAAP differs from the amount capitalized under Canadian GAAP (see i and ii above).

       iv) United States GAAP requires that the subordinated notes be classified as long-term debt, the related accrued interest to be classified as a liability, the related issue costs to be recorded as an asset which is amortized to interest expense over the term of the debt, the related pre-tax interest to be deducted in determining income and the related income tax benefit to be recorded as part of income tax expense. Under Canadian GAAP, as disclosed in Note 12, the Company has classified the subordinated notes as part of shareholders' equity and the interest, net of related tax effects, and the issue costs have been classified as charges to retained earnings.

       v) United States GAAP requires the financing method of accounting for the Montpelier Steelworks sale-leaseback transaction. Under Canadian GAAP, the transaction has been afforded operating lease treatment. U.S. GAAP gives rise to interest expense on the obligation and amortization of the capital asset. Under Canadian GAAP, a lease expense is incurred.

       vi) United States GAAP requires the cumulative effect of adoption of changes in accounting principles to be recorded, net of income taxes, as a charge to income. For Canadian GAAP, the cumulative effect is charged directly to retained earnings. In 2000, prior to the cumulative effect of the change in accounting principle, basic earnings per share were $0.74 and diluted earnings per share were $0.64.

       vii) United States GAAP requires recording of the ineffective portion of cash flow hedges in the income statement including the mark-to-market adjustment of the natural gas contract and the amortization of the effective portion (prior to the counterparty bankruptcy) of the natural gas hedge over the remaining life of the contract. Canadian GAAP allows for probable hedged transactions to be accounted for off-balance sheet.

       viii) Represents the change in the valuation allowance provided on the net tax asset allocated to future years for United States GAAP as a result of differences in accounting practices between United States and Canadian GAAP. See i), ii), and iii) above for explanation of the principal differences.

       ix) Due to the net loss in 2001, no adjustment was made for potentially dilutive instruments as the impact was anti-dilutive.

b)     Comprehensive income (loss):

                                                          2002        2001        2000
Net income (loss) in accordance with U.S. GAAP         $   38,701  $ (40,935)  $    26,981
                                                       -----------------------------------
Other comprehensive income
   Foreign currency translation adjustments                  (198)   (15,686)      (13,668)
   Adjustments relating to minimum pension liability      (25,366)    (3,853)        3,427
   Tax effect                                               9,436      1,433        (1,275)
   Fair value adjustment for natural gas hedge                  -     (1,991)            -
   Tax effect                                                   -        717             -
   Amortization of natural gas hedge to income                664        111             -
   Tax effect                                                (239)       (40)            -
                                                        ----------------------------------
                                                          (15,703)   (19,309)      (11,516)
                                                        ----------------------------------
Comprehensive income (loss) in accordance
   with U.S. GAAP                                      $   22,998  $ (60,244)  $    15,465
                                                       ===================================

Notes to Consolidated Financial Statements

c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

                                                               2002             2001
i)   Capital assets
       Balance under Canadian GAAP                          $ 1,134,357   $   1,155,901
       Adjustments relating to the capitalization of
       interest                                                 (13,902)        (13,902)
       Adjustments relating to commissioning costs             (112,233)       (112,233)
       Adjustments relating to amortization of capital
       assets                                                    (8,619)         (5,690)
       Adjustments relating to sale-leaseback                   136,432         142,269
                                                            ---------------------------
       Balance under U.S. GAAP                              $ 1,136,035   $   1,166,345
                                                            ===========================

ii)  Deferred pension liability
       Balance under Canadian GAAP                          $    (3,911)  $         234
       Adjustments relating to minimum pension liability         32,081           6,715
                                                            ---------------------------
       Balance under U.S. GAAP                              $    28,170   $       6,949
                                                            ===========================

iii) Future income taxes
       Net future tax asset balance under Canadian GAAP     $   (19,759)  $     (27,945)
       Adjustments relating to the capitalization of
         interest                                                (5,172)         (5,172)
       Adjustments relating to commissioning costs              (41,751)        (41,751)
       Adjustments relating to amortization of capital
         assets                                                  (3,206)         (2,117)
       Adjustments relating to minimum pension liability        (11,934)         (2,498)
       Adjustments relating to sale-leaseback                    (1,853)         (1,020)
       Adjustments relating to natural gas contract                 (28)           (681)
       Adjustments relating to valuation allowance
         on net future income tax asset                          10,500          37,200
                                                            ---------------------------
       Net future tax asset balance under U.S. GAAP         $   (73,203)  $     (43,984)
                                                            ===========================

iv)  Accounts payable and accrued charges
       Balance under Canadian GAAP                          $   106,155   $     121,464
       Adjustments relating to subordinated notes                 4,250           4,250
       Adjustments relating to sale-leaseback                        51           1,417
       Adjustments relating to natural gas contract                  78           1,892
                                                            ---------------------------
       Balance under U.S. GAAP                              $   110,534   $     129,023
                                                            ===========================

v)   Current portion of long-term debt
       Balance under Canadian GAAP                          $    35,386   $      21,100
       Adjustments relating to sale-leaseback                     9,973           2,234
                                                            ---------------------------
       Balance under U.S. GAAP                              $    45,359   $      23,334
                                                            ===========================

vi)  Long-term debt
       Balance under Canadian GAAP                          $   342,202   $     386,809
       Adjustments relating to subordinated notes               100,000         100,000
       Adjustments relating to sale-leaseback                   131,388         141,361
                                                            ---------------------------
       Balance under U.S. GAAP                              $   573,590   $     628,170
                                                            ===========================

                                      Notes to Consolidated Financial Statements

     vii) Shareholders' equity

            Balance under Canadian GAAP                                  $ 1,087,423       $  985,538
            Adjustments relating to the capitalization of
              interest                                                        (8,730)          (8,730)
            Adjustments relating to commissioning costs                      (70,482)         (70,482)
            Adjustments relating to amortization of capital
              assets                                                          (5,413)          (3,573)
            Adjustments relating to minimum pension liability                (20,147)          (4,217)
            Adjustments relating to subordinated notes                      (104,250)        (104,250)
            Adjustments relating to sale-leaseback                            (3,127)          (1,723)
            Adjustments relating to natural gas hedge                            (50)          (1,211)
            Adjustments relating to valuation allowance on
               net future income tax asset                                   (10,500)         (37,200)
                                                                         ----------------------------
            Balance under U.S. GAAP                                      $   864,724       $  754,152
                                                                         ============================

     In accordance with FASB Statement No. 87, the Company has recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as a deferred charge except to the extent that these additional liabilities exceed the related unrecognized prior service cost and net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity, net of related deferred income taxes.

d) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                              2002              2001             2000
Cash derived from (applied to) operating activities     $   12,602       $    58,260       $   (4,498)
                                                        =============================================
Cash derived from financing activities                  $    7,691       $    72,275       $  265,291
                                                        =============================================
Cash applied to investing activities                    $  (34,451)      $  (107,705)      $ (343,013)
                                                        =============================================
Effect of exchange rate changes on cash
   and cash equivalents                                 $    (475)       $    (3,489)      $   (3,560)
                                                        =============================================
Cash position at December 31                            $   22,859       $    37,492       $   18,151
                                                        =============================================

e)   Stock Based Compensation

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options vesting period. Under FASB 123, Accounting and Disclosure of Stock Based Compensation, the Company's pro forma U.S. GAAP information follows:

                                                              2002              2001             2000

Pro forma net income (loss)                             $    37,726      $   (42,412)      $   25,028
Pro forma net income (loss) available
   to common shareholders                               $    32,118      $   (48,104)      $   19,093
Pro forma earnings per common share:
   Basic                                                $      0.69      $     (1.18)      $     0.47
   Diluted                                              $      0.64      $     (1.18)      $     0.47

Notes to Consolidated Financial Statements

     f)   Additional disclosure required under U.S. GAAP:

          i) The total interest paid, including interest on the subordinated notes, was $39,707, $41,961 and $28,380 in 2002, 2001 and 2000
               respectively.

               The total fair market value of the Company's long-term debt, including the subordinated notes, was $658,156 (2001 - $652,610) and the current portion was $48,003 (2001 - $22,119).

          ii) The Company's natural gas swap contract was designated as a hedge against volatility in the price of natural gas purchased for consumption in the steel production process. The bankruptcy of the counterparty's parent company, as guarantor of the contract, has caused the contract to be deemed ineffective. As a result, the unrealized liability recorded in other comprehensive income at the time of the bankruptcy will be amortized to income over the remaining life of the contract. The fair value of the contract liability will be marked-to-market each reporting period with the change being recorded to income in the period.

          iii) Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

               In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses the accounting for tangible long-lived asset retirements and their associated costs. SFAS No. 143 is effective for 2003, and will require a liability for the retirement of long-lived assets be recorded when incurred and amortized over its remaining life. The Company has not yet assessed the impact of SFAS No. 143, but its adoption could have a significant impact on the Company's financial position.

22.  Contingencies and Environmental Expenditures

     The major raw material used in the steelmaking process is reclaimed iron and steel scrap. This recycling has made a significant contribution to protecting the environment. As an ongoing commitment to the environment, the Company continues to monitor emissions, perform site clean-up, and invest in new equipment and processes. Nevertheless, rapidly changing environmental legislation and regulatory practices are likely to require future expenditures to modify operations, install pollution control equipment, dispose of waste products, and perform site clean-up and site management. The magnitude of future expenditures cannot be determined at this time. However, management is of the opinion that under existing legislation and regulatory practices, expenditures required for environmental compliance will not have a material adverse effect on the Company's financial position. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on the future economic benefits.

     The Company settled the litigation with the turnkey contractors of the Montpelier Steelworks on April 27, 2001 for cash of $28,000 and retainage of construction holdbacks of $21,000. As a result of the settlement, the Company recorded income of $39,000 representing claims for lost business and reimbursement of legal costs and approximately $10,000 was recorded to cover the necessary cost of capital asset improvements to bring the Montpelier Steelworks to original contract specifications.

     The Company is involved in various other legal actions and claims, including environmental matters, arising from the normal course of business. It is the opinion of management that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, financial position or net cash flows of the Company.

23.  Condensed Consolidating Financial Statements

     The following information presents the condensed consolidating statements of financial position as at December 31, 2002 and 2001, and the condensed consolidating statements of income and cash flows for the three years ended December 31, 2002, 2001 and 2000. Reconciliations of significant differences between Canadian and United States Generally Accepted Accounting Principles are also provided. The condensed consolidating financial statements present the accounts of IPSCO Inc. ("Parent"), and its Guarantor and Non-Guarantor subsidiaries, as defined in the indenture dated as of June 18, 2003 to the IPSCO Inc. 8 3/4% Senior Notes due 2013 ("the Notes") which were issued on June 18, 2003. The Notes are fully and unconditionally guaranteed, on a joint and several basis, by the Guarantor subsidiaries. The Guarantor subsidiaries, all of which are wholly-owned by IPSCO Inc., are IPSCO Saskatchewan Inc., IPSCO Recycling Inc., IPSCO Ontario Inc., IPSCO Enterprises Inc., IPSCO Minnesota Inc., IPSCO Texas Inc., IPSCO Tubulars Inc., IPSCO Steel Inc., IPSCO Steel (Alabama) Inc., IPSCO Investments Inc. and IPSCO Alabama Ltd. Non-Guarantor subsidiaries are IPSCO Direct Inc., Western Steel Limited, General Scrap Partnership, IPSCO Sales Inc., IPSCO Construction Inc. and General Scrap Inc.

     IPSCO Inc. Condensed Consolidating Statements of Financial Position As at December 31, 2002
     (thousands of United States dollars)

                                                                          Guarantor    Non-Guarantor                 Consolidated
                                                           Parent       Subsidiaries   Subsidiaries   Eliminations       Total
                                                        -------------------------------------------------------------------------
     CURRENT ASSETS
          Cash and cash equivalents                     $     4,678     $    14,501      $  3,680    $        -     $    22,859
          Accounts receivable
              Trade, less allowances                         35,546          89,478        10,397             -         135,421
              Intercompany                                  162,378        (179,846)       17,468             -               -
              Other, including current portion of
               mortgage receivable                           17,575          (2,715)        3,471             -          18,331
          Inventories                                        62,352         197,325         7,026       (11,293)        255,410
          Prepaid expenses                                    1,086           1,720            41             -           2,847
          Future income taxes                                13,615          27,613           174             -          41,402
                                                        -------------------------------------------------------------------------
                                                            297,230         148,076        42,257       (11,293)        476,270
                                                        -------------------------------------------------------------------------
     NON-CURRENT ASSETS
          Capital assets                                    135,518         972,247        32,760        (6,168)      1,134,357
          Mortgage receivable                                     -           5,403             -             -           5,403
          Deferred charges, less amortization                 2,464             321             -             -           2,785
          Deferred pension asset                              4,008             (97)            -             -           3,911
          Investment in subsidiaries                        840,109          40,265             -      (880,374)              -
          Future income taxes                                 1,533         121,980            47        (1,974)        121,586
                                                        -------------------------------------------------------------------------
                                                            983,632       1,140,119        32,807      (888,516)      1,268,042
                                                        -------------------------------------------------------------------------

     TOTAL ASSETS                                       $ 1,280,862     $ 1,288,195      $ 75,064    $ (899,809)    $ 1,744,312
                                                        =========================================================================
     CURRENT LIABILITIES
          Accounts payable and accrued charges          $     8,321     $    85,463      $ 12,371    $        -     $   106,155
          Accrued payroll and related liabilities             2,380          11,353            42             -          13,775
          Current portion of long-term debt                  35,386               -             -             -          35,386
          Other current liabilities                           3,691          12,451             -             -          16,142
                                                        -------------------------------------------------------------------------
                                                             49,778         109,267        12,413             -         171,458
                                                        -------------------------------------------------------------------------
     LONG-TERM LIABILITIES
          Long-term debt                                    201,202         141,000             -             -         342,202
          Future income taxes                                46,709          99,215         4,977        (7,672)        143,229
                                                        -------------------------------------------------------------------------
                                                            247,911         240,215         4,977        (7,672)        485,431
                                                        -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
          Subordinated notes                                      -         104,250             -             -         104,250
          Other equity                                      983,173         834,463        57,674      (892,137)        983,173
                                                        -------------------------------------------------------------------------
                                                            983,173         938,713        57,674      (892,137)      1,087,423
                                                        -------------------------------------------------------------------------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 1,280,862     $ 1,288,195      $ 75,064    $ (899,809)    $ 1,744,312
                                                        =========================================================================

IPSCO Inc. Condensed Consolidating Statements of Income
Year Ended December 31, 2002
(thousands of United States dollars)

                                                                      Guarantor      Non-Guarantor                 Consolidated
                                                           Parent    Subsidiaries    Subsidiaries   Eliminations       Total
                                                         ----------------------------------------------------------------------

Sales                                                    $ 247,869    $ 1,007,790      $ 158,751    $ (332,701)   $ 1,081,709
                                                         ----------------------------------------------------------------------
Cost of sales
     Manufacturing and raw material                        221,317        894,714        138,211      (328,899)       925,343
     Amortization of capital assets                         10,636         39,280          1,133             -         51,049
                                                         ----------------------------------------------------------------------
                                                           231,953        933,994        139,344      (328,899)       976,392
                                                         ----------------------------------------------------------------------

Gross income                                                15,916         73,796         19,407        (3,802)       105,317
Selling, research and administration                        15,816         39,147            192             -         55,155
                                                         ----------------------------------------------------------------------

Operating income                                               100         34,649         19,215        (3,802)        50,162

Other expenses (income)
     Interest on long-term debt                             18,999          4,822              -             -         23,821
     Other interest (income) expense, net                      399           (193)           (32)            -            174
     Foreign exchange loss (gain)                             (659)         1,581             16             -            938
     Intercompany interest/dividend                       (117,333)         9,577         (2,536)      110,292              -
     Equity income                                          73,679        (12,365)             -       (61,314)             -
     Loss (gain) on sale of assets held for sale             1,075         (7,539)             -             -         (6,464)
                                                         ----------------------------------------------------------------------

Income (loss) before income taxes                           23,940         38,766         21,767       (52,780)        31,693

Income taxes                                                 3,661          1,084          8,013        (1,344)        11,414
                                                         ----------------------------------------------------------------------

NET INCOME (LOSS)                                           20,279         37,682         13,754       (51,436)        20,279

Dividends on preferred shares, including part VI.I tax       5,608         33,829              -       (33,829)         5,608

Interest on subordinated notes, net of income tax                -          5,771              -             -          5,771
                                                         ----------------------------------------------------------------------

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS       $  14,671    $    (1,918)     $  13,754    $  (17,607)   $     8,900
                                                         ======================================================================

IPSCO Inc. Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2002
(thousands of United States dollars)

                                                                        Guarantor     Non-Guarantor                Consolidated
                                                            Parent    Subsidiaries    Subsidiaries   Eliminations      Total
                                                           --------------------------------------------------------------------
CASH DERIVED FROM (APPLIED TO)
     Operating activities
         Working capital provided by operations            $ 22,066   $   69,679      $   17,039     $ (36,387)    $    72,397
         Change in non-cash operating working capital        17,461      (37,188)        (14,805)      (25,263)        (59,795)
                                                           --------------------------------------------------------------------
                                                             39,527       32,491           2,234       (61,650)         12,602
                                                           --------------------------------------------------------------------
     Financing activities
         Proceeds from issuance of common shares             90,670      610,947           1,732      (612,679)         90,670
         Proceeds from issuance of common shares
              pursuant to share option plan                   2,953            -               -             -           2,953
         Common share dividends                              (6,078)     (47,903)         (4,974)       52,877          (6,078)
         Preferred share dividends                           (5,254)           -               -             -          (5,254)
         Subordinated notes interest                              -       (8,500)              -             -          (8,500)
         Issue (repayment) of long-term debt                (21,100)     (10,000)              -             -         (31,100)
                                                           --------------------------------------------------------------------
                                                             61,191      544,544          (3,242)     (559,802)         42,691
                                                           --------------------------------------------------------------------
     Investing activities
         Expenditures for capital assets                       (321)     (32,850)         (1,040)            -         (34,211)
         Proceeds from sale of assets held for sale               -        1,466               -             -           1,466
         Investment in subsidiaries                         (92,442)    (529,010)              -       621,452               -
         Investment in partnership                                -       (1,706)              -             -          (1,706)
                                                           --------------------------------------------------------------------
                                                            (92,763)    (562,100)         (1,040)      621,452         (34,451)
                                                           --------------------------------------------------------------------

     Effect of exchange rate changes on cash and
         cash equivalents                                     4,623       (5,124)             26             -            (475)
                                                           --------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
     LESS BANK INDEBTEDNESS                                  12,578        9,811          (2,022)            -          20,367

CASH AND CASH EQUIVALENTS
     LESS BANK INDEBTEDNESS AT BEGINNING OF PERIOD           (7,900)       4,690           5,702             -           2,492
                                                           --------------------------------------------------------------------

CASH AND CASH EQUIVALENTS
     LESS BANK INDEBTEDNESS AT END OF PERIOD               $  4,678   $   14,501      $    3,680     $       -     $    22,859
                                                           ====================================================================

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles
(GAAP) as at and for the year ended December 31, 2002

a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                               Guarantor   Non-Guarantor                Consolidated
                                                                   Parent    Subsidiaries  Subsidiaries   Eliminations      Total
                                                                  ------------------------------------------------------------------
Net income as reported under Canadian GAAP                        $ 20,279   $    37,682   $    13,754    $   (51,436)  $   20,279
Adjustments relating to amortization of capital assets                            (1,839)                                   (1,839)
Adjustments relating to subordinated notes                                        (5,771)                                   (5,771)
Adjustments relating to sale-leaseback                                            (1,404)                                   (1,404)
Adjustments relating to natural gas hedge                                            736                                       736
Adjustments to equity income                                        18,422                                    (18,422)           -
Adjustments relating to valuation allowance on net future
     income tax asset                                                             26,700                                    26,700
                                                                  ------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                      38,701        56,104        13,754        (69,858)      38,701
Dividends on preferred shares including part VI.I tax               (5,608)                                                 (5,608)
                                                                  ------------------------------------------------------------------
Net income (loss) available to common shareholders in
     accordance with U.S. GAAP                                    $ 33,093   $    56,104   $    13,754    $   (69,858)  $   33,093
                                                                  ==================================================================

b)   Comprehensive income (loss):

                                                                               Guarantor   Non-Guarantor                Consolidated
                                                                   Parent    Subsidiaries  Subsidiaries   Eliminations      Total
                                                                  ------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                    $ 38,701   $    56,104   $    13,754    $   (69,858)  $   38,701
Other comprehensive income
     Foreign currency translation adjustments                         (198)                                                   (198)
     Adjustment to equity income                                       425                                       (425)           -
     Adjustments relating to minimum pension liability             (25,366)                                                (25,366)
         Tax effect                                                  9,436                                                   9,436
     Amortization of natural gas hedge to income                                     664                                       664
         Tax effect                                                                 (239)                                     (239)
                                                                  ------------------------------------------------------------------

Comprehensive income (loss) in accordance with U.S. GAAP          $ 22,998   $    56,529   $    13,754    $   (70,283)  $   22,998
                                                                  ==================================================================

c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

                                                                               Guarantor   Non-Guarantor                Consolidated
                                                                   Parent    Subsidiaries  Subsidiaries   Eliminations      Total
                                                                  ------------------------------------------------------------------
i)   Capital assets
         Balance under Canadian GAAP                              $135,518   $   972,247   $    32,760    $    (6,168)  $1,134,357
         Adjustments relating to the capitalization of interest                  (13,902)                                  (13,902)
         Adjustments relating to commissioning costs                            (112,233)                                 (112,233)
         Adjustments relating to amortization of capital assets                   (8,619)                                   (8,619)
         Adjustments relating to sale-leaseback                                  136,432                                   136,432
                                                                  ------------------------------------------------------------------
         Balance under U.S. GAAP                                  $135,518   $   973,925   $    32,760    $    (6,168)  $1,136,035
                                                                  ==================================================================

ii)  Deferred pension liability (asset)
         Balance under Canadian GAAP                              $ (4,008)  $        97   $         -    $         -   $   (3,911)
         Adjustments relating to minimum pension liability          32,081                                                  32,081
                                                                  ------------------------------------------------------------------
         Balance under U.S. GAAP                                  $ 28,073   $        97   $         -    $         -   $   28,170
                                                                  ==================================================================

iii)  Future income taxes
         Net future tax asset balance under Canadian GAAP         $ 31,561   $   (50,378)  $     4,756    $    (5,698)  $  (19,759)
         Adjustments relating to the capitalization of interest                   (5,172)                                   (5,172)
         Adjustments relating to commissioning costs                             (41,751)                                  (41,751)
         Adjustments relating to amortization of capital assets                   (3,206)                                   (3,206)
         Adjustments relating to minimum pension liability         (11,934)                                                (11,934)
         Adjustments relating to sale-leaseback                                   (1,853)                                   (1,853)
         Adjustments relating to natural gas contract                                (28)                                      (28)
         Adjustments relating to valuation allowance on net                                                                      -
              future income tax asset                                             10,500                                    10,500
                                                                  ------------------------------------------------------------------
         Net future tax asset balance under U.S. GAAP             $ 19,627   $   (91,888)  $     4,756    $    (5,698)  $  (73,203)
                                                                  ==================================================================

iv)  Accounts payable and accrued charges
         Balance under Canadian GAAP                              $  8,321   $    85,463   $    12,371    $         -   $  106,155
         Adjustments relating to subordinated notes                                4,250                                     4,250
         Adjustments relating to sale-leaseback                                       51                                        51
         Adjustments relating to natural gas contract                                 78                                        78
                                                                  ------------------------------------------------------------------
         Balance under U.S. GAAP                                  $  8,321   $    89,842   $    12,371    $         -   $  110,534
                                                                  ==================================================================

v)   Current portion of long-term debt
         Balance under Canadian GAAP                              $ 35,386   $         -   $         -    $         -   $   35,386
         Adjustments relating to sale-leaseback                                    9,973                                     9,973
                                                                  ------------------------------------------------------------------
         Balance under U.S. GAAP                                  $ 35,386   $     9,973   $         -    $         -   $   45,359
                                                                  ==================================================================

vi)  Long-term debt
         Balance under Canadian GAAP                              $201,202   $   141,000   $         -    $         -   $  342,202
         Adjustments relating to subordinated notes                              100,000                                   100,000
         Adjustments relating to sale-leaseback                                  131,388                                   131,388
                                                                  ------------------------------------------------------------------
         Balance under U.S. GAAP                                  $201,202   $   372,388   $         -    $         -   $  573,590
                                                                  ==================================================================

vii) Shareholders' equity
         Balance under Canadian GAAP                              $983,173   $   938,713   $    57,674    $  (892,137)  $1,087,423
         Adjustments relating to the capitalization of interest                   (8,730)                                   (8,730)
         Adjustments relating to commissioning costs                             (70,482)                                  (70,482)
         Adjustments relating to amortization of capital assets                   (5,413)                                   (5,413)
         Adjustments relating to minimum pension liability         (20,147)                                                (20,147)
         Adjustments relating to subordinated notes                             (104,250)                                 (104,250)
         Adjustments relating to sale-leaseback                                   (3,127)                                   (3,127)
         Adjustments relating to natural gas hedge                                   (50)                                      (50)
         Adjustments relating to equity income                     (98,302)                                    98,302            -
         Adjustments relating to valuation allowance on net
              future income tax asset                                            (10,500)                                  (10,500)
                                                                  ------------------------------------------------------------------
         Balance under U.S. GAAP                                  $864,724   $   736,161   $    57,674    $  (793,835)  $  864,724
                                                                  ==================================================================

d) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                                             Guarantor     Non-Guarantor                Consolidated
                                                                   Parent    Subsidiaries  Subsidiaries   Eliminations      Total
                                                                  ------------------------------------------------------------------
Cash derived from (applied to) operating activities               $ 39,527   $    32,491   $     2,234    $   (61,650)  $   12,602
                                                                  ==================================================================

Cash derived from financing activities                            $ 46,191   $   524,544   $    (3,242)   $  (559,802)  $    7,691
                                                                  ==================================================================

Cash applied to investing activities                              $(92,763)  $  (562,100)  $    (1,040)   $   621,452   $  (34,451)
                                                                  ==================================================================

Effect of exchange rate changes on cash
     and cash equivalents                                         $  4,623   $    (5,124)  $        26    $         -   $     (475)
                                                                  ==================================================================

Cash position at December 31                                      $  4,678   $    14,501   $     3,680    $         -   $   22,859
                                                                  ==================================================================

IPSCO Inc. Condensed Consolidating Statements of Financial Position As at December 31, 2001
(thousands of United States dollars)

                                                              Guarantor    Non-Guarantor                 Consolidated
                                                   Parent   Subsidiaries    Subsidiaries   Eliminations      Total
                                              -----------------------------------------------------------------------
CURRENT ASSETS
     Cash and cash equivalents                $     7,100    $    24,690        $  5,702    $        -    $    37,492
     Accounts receivable                                                                                            -
         Trade, less allowances                    25,821         65,652          15,297             -        106,770
         Intercompany                             123,188       (124,618)          1,430             -              -
         Other, including current portion
             of mortgage receivable                 6,306            608           3,024             -          9,938
     Inventories                                   55,930        189,106           4,582       (10,224)       239,394
     Prepaid expenses                               1,254            661             116             -          2,031
     Future income taxes                           13,376         31,940             172          (998)        44,490
                                              -----------------------------------------------------------------------
                                                  232,975        188,039          30,323       (11,222)       440,115
                                              -----------------------------------------------------------------------

NON-CURRENT ASSETS
     Capital assets                               147,831        983,144          31,331        (6,405)     1,155,901
     Deferred charges, less amortization            1,649            377               -             -          2,026
     Investment in subsidiaries                   829,533         32,806               -      (862,339)             -
     Future income taxes                            2,981        123,278            (136)            -        126,123
                                              -----------------------------------------------------------------------
                                                  981,994      1,139,605          31,195      (868,744)     1,284,050
                                              -----------------------------------------------------------------------

TOTAL ASSETS                                  $ 1,214,969    $ 1,327,644        $ 61,518    $ (879,966)   $ 1,724,165
                                              =======================================================================

CURRENT LIABILITIES
     Bank indebtedness                        $    15,000    $    20,000        $      -    $        -    $    35,000
     Accounts payable and accrued charges           6,921        103,473          11,070             -        121,464
     Accrued payroll and related liabilities        3,113         12,149              53             -         15,315
     Income and other taxes payable                (8,407)        10,868            (350)            -          2,111
     Current portion of long-term debt             21,100              -               -             -         21,100
     Other current liabilities                      4,129          9,784              13             -         13,926
                                              -----------------------------------------------------------------------
                                                   41,856        156,274          10,786             -        208,916
                                              -----------------------------------------------------------------------

LONG-TERM LIABILITIES
     Long-term debt                               235,809        151,000               -             -        386,809
     Deferred pension liability                       234              -               -             -            234
     Future income taxes                           55,782         91,083           2,117        (6,314)       142,668
                                              -----------------------------------------------------------------------
                                                  291,825        242,083           2,117        (6,314)       529,711
                                              -----------------------------------------------------------------------

SHAREHOLDERS' EQUITY
     Subordinated notes                                 -        104,250               -             -        104,250
     Other equity                                 881,288        825,037          48,615      (873,652)       881,288
                                              -----------------------------------------------------------------------
                                                  881,288        929,287          48,615      (873,652)       985,538
                                              -----------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $ 1,214,969    $ 1,327,644        $ 61,518    $ (879,966)   $ 1,724,165
                                              =======================================================================

IPSCO Inc. Condensed Consolidating Statements of Income
Year Ended December 31, 2001
(thousands of United States dollars)

                                                                      Guarantor    Non-Guarantor                 Consolidated
                                                          Parent    Subsidiaries   Subsidiaries   Eliminations      Total
                                                         --------------------------------------------------------------------
Sales                                                    $ 280,085     $ 780,162       $ 144,342    $ (300,846)     $ 903,743
                                                         --------------------------------------------------------------------
Cost of sales
     Manufacturing and raw material                        235,853       705,925         126,379      (297,369)       770,788
     Amortization of capital assets                         12,479        23,508           1,120             -         37,107
                                                         --------------------------------------------------------------------
                                                           248,332       729,433         127,499      (297,369)       807,895
                                                         --------------------------------------------------------------------

Gross income                                                31,753        50,729          16,843        (3,477)        95,848
Selling, research and administration                        16,938        40,406             183             -         57,527
                                                         --------------------------------------------------------------------

Operating income                                            14,815        10,323          16,660        (3,477)        38,321

Other expenses (income)
     Interest on long-term debt                              6,056           578               -             -          6,634
     Other interest (income) expense, net                   (1,227)          374             (75)            -           (928)
     Foreign exchange loss (gain)                            1,242          (280)            (80)            -            882
     Intercompany interest/dividend                        (79,720)       17,176          (2,512)       65,056              -
     Equity income                                          39,898       (10,850)              -       (29,048)             -
     Litigation settlement                                       -       (39,000)              -             -        (39,000)
     Provision for loss on assets held for sale                  -             -          10,000             -         10,000
                                                         --------------------------------------------------------------------

Income (loss) before income taxes                           48,566        42,325           9,327       (39,485)        60,733

Income taxes                                                 9,698         9,754           3,652        (1,239)        21,865
                                                         --------------------------------------------------------------------

NET INCOME (LOSS)                                           38,868        32,571           5,675       (38,246)        38,868

Dividends on preferred shares, including part VI.I tax       5,692        33,814               -       (33,814)         5,692

Interest on subordinated notes, net of income tax                -         5,771               -             -          5,771
                                                         --------------------------------------------------------------------

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS       $  33,176     $  (7,014)      $   5,675    $   (4,432)     $  27,405
                                                         ====================================================================

IPSCO Inc. Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2001
(thousands of United States dollars)

                                                                      Guarantor     Non-Guarantor                  Consolidated
                                                           Parent    Subsidiaries    Subsidiaries   Eliminations       Total
                                                          ---------------------------------------------------------------------
CASH DERIVED FROM (APPLIED TO)
     Operating activities
         Working capital provided by operations           $ 59,462   $     42,939   $       9,062   $    (53,697)  $     57,766
         Change in non-cash operating working capital       28,937         31,409          (1,857)        (7,932)        50,557
                                                          ---------------------------------------------------------------------
                                                            88,399         74,348           7,205        (61,629)       108,323
                                                          ---------------------------------------------------------------------

     Financing activities
         Proceeds from issuance of common shares                 -         59,993           2,294        (62,287)             -
         Proceeds from issuance of common shares
              pursuant to share option plan                    391              -               -              -            391
         Common share dividends                            (11,179)       (58,804)         (5,187)        63,991        (11,179)
         Preferred share dividends                          (5,337)             -               -              -         (5,337)
         Subordinated notes interest                             -         (8,500)              -              -         (8,500)
         Proceeds from sale-leaseback of capital assets          -         15,000               -              -         15,000
         Issue (repayment) of long-term debt               (16,100)        63,000               -              -         46,900
                                                          ---------------------------------------------------------------------
                                                           (32,225)        70,689          (2,893)         1,704         37,275
                                                          ---------------------------------------------------------------------

     Investing activities
         Expenditures for capital assets                    (4,798)      (150,229)           (748)             -       (155,775)
         Investment in subsidiaries                        (59,624)          (301)              -         59,925              -
         Investment in partnership                               -         (1,993)              -              -         (1,993)
                                                          ---------------------------------------------------------------------
                                                           (64,422)      (152,523)           (748)        59,925       (157,768)
                                                          ---------------------------------------------------------------------

     Effect of exchange rate changes on cash and
         cash equivalents                                   (5,080)         2,048            (457)             -         (3,489)
                                                          ---------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
     LESS BANK INDEBTEDNESS                                (13,328)        (5,438)          3,107              -        (15,659)

CASH AND CASH EQUIVALENTS
     LESS BANK INDEBTEDNESS AT BEGINNING OF PERIOD           5,428         10,128           2,595              -         18,151
                                                          ---------------------------------------------------------------------

CASH AND CASH EQUIVALENTS
     LESS BANK INDEBTEDNESS AT END OF PERIOD              $ (7,900)  $      4,690   $       5,702   $          -   $      2,492
                                                          =====================================================================

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) as at and for the year ended December 31, 2001

a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                             Guarantor    Non-Guarantor               Consolidated
                                                                  Parent    Subsidiaries   Subsidiaries Eliminations      Total
                                                                 -----------------------------------------------------------------
Net income as reported under Canadian GAAP                       $  38,868      $ 32,571   $      5,675 $    (38,246) $     38,868
Adjustments relating to the capitalization of interest                            (8,908)                                   (8,908)
Adjustments relating to commissioning costs                                      (22,776)                                  (22,776)
Adjustments relating to amortization of capital assets                            (4,126)                                   (4,126)
Adjustments relating to subordinated notes                                        (5,771)                                   (5,771)
Adjustments relating to sale-leaseback                                            (1,014)                                   (1,014)
Adjustments relating to natural gas hedge                                             (8)                                       (8)
Adjustments to equity income                                       (79,803)                                   79,803             -
Adjustments relating to valuation allowance on net future
     income tax asset                                                            (37,200)                                  (37,200)
                                                                 -----------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                     (40,935)      (47,232)         5,675       41,557       (40,935)
Dividends on preferred shares including part VI.I tax               (5,692)                                                 (5,692)
                                                                 -----------------------------------------------------------------
Net income (loss) available to common shareholders in
     accordance with U.S. GAAP                                   $ (46,627)    $ (47,232)  $      5,675 $     41,557  $    (46,627)
                                                                 =================================================================

b) Comprehensive income (loss):

                                                                              Guarantor   Non-Guarantor               Consolidated
                                                                 Parent     Subsidiaries   Subsidiaries Eliminations      Total
                                                                 -----------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                   $ (40,935)    $ (47,232)  $      5,675 $     41,557  $    (40,935)
Other comprehensive income
     Foreign currency translation adjustments                      (15,686)                                                (15,686)
     Adjustment to equity income                                    (1,203)                                    1,203             -
     Adjustments relating to minimum pension liability              (3,853)                                                 (3,853)
         Tax effect                                                  1,433                                                   1,433
     Fair value adjustment for natural gas hedge                                  (1,991)                                   (1,991)
         Tax effect                                                                  717                                       717
     Amortization of natural gas hedge to income                                     111                                       111
         Tax effect                                                                  (40)                                      (40)
                                                                 -----------------------------------------------------------------

Comprehensive income (loss) in accordance with U.S. GAAP         $ (60,244)    $ (48,435)  $      5,675 $     42,760  $    (60,244)
                                                                 =================================================================

c) Reconciliation of the statement of financial position between accounting principles generally accepted in Canada and the United States:

                                                                              Guarantor   Non-Guarantor               Consolidated
                                                                 Parent     Subsidiaries   Subsidiaries Eliminations      Total
                                                                 -----------------------------------------------------------------
i)   Capital assets
         Balance under Canadian GAAP                             $ 147,831     $ 983,144   $     31,331 $     (6,405) $  1,155,901
         Adjustments relating to the capitalization of interest                  (13,902)                                  (13,902)
         Adjustments relating to commissioning costs                            (112,233)                                 (112,233)
         Adjustments relating to amortization of capital assets                   (5,690)                                   (5,690)
         Adjustments relating to sale-leaseback                                  142,269                                   142,269
                                                                 -----------------------------------------------------------------
         Balance under U.S. GAAP                                 $ 147,831     $ 993,588   $     31,331 $     (6,405) $  1,166,345
                                                                 =================================================================

ii) Deferred pension liability (asset)
         Balance under Canadian GAAP                             $     234     $       -   $          - $          -  $        234
         Adjustments relating to minimum pension liability           6,715                                                   6,715
                                                                 -----------------------------------------------------------------
         Balance under U.S. GAAP                                 $   6,949     $       -   $          - $          -  $      6,949
                                                                 =================================================================

iii) Future income taxes
         Net future tax asset balance under Canadian GAAP       $  39,425  $    (64,135) $       2,081  $     (5,316) $    (27,945)
         Adjustments relating to the capitalization of
            interest                                                             (5,172)                                    (5,172)
         Adjustments relating to commissioning costs                            (41,751)                                   (41,751)
         Adjustments relating to amortization of capital
            assets                                                               (2,117)                                    (2,117)
         Adjustments relating to minimum pension liability         (2,498)                                                  (2,498)
         Adjustments relating to sale-leaseback                                  (1,020)                                    (1,020)
         Adjustments relating to natural gas contract                              (681)                                      (681)
         Adjustments relating to valuation allowance on
            net future income tax asset                                          37,200                                     37,200
                                                                ------------------------------------------------------------------
         Net future tax asset balance under U.S. GAAP           $  36,927  $    (77,676) $       2,081  $     (5,316) $    (43,984)
                                                                ==================================================================

iv) Accounts payable and accrued charges
         Balance under Canadian GAAP                            $   6,921  $    103,473  $      11,070  $          -  $    121,464
         Adjustments relating to subordinated notes                               4,250                                      4,250
         Adjustments relating to sale-leaseback                                   1,417                                      1,417
         Adjustments relating to natural gas contract                             1,892                                      1,892
                                                                ------------------------------------------------------------------
         Balance under U.S. GAAP                                $   6,921  $    111,032  $      11,070  $          -  $    129,023
                                                                ==================================================================

v) Current portion of long-term debt
         Balance under Canadian GAAP                            $  21,100  $          -  $           -  $          -  $     21,100
         Adjustments relating to sale-leaseback                                   2,234                                      2,234
                                                                ------------------------------------------------------------------
         Balance under U.S. GAAP                                $  21,100  $      2,234  $           -  $          -  $     23,334
                                                                ==================================================================

vi) Long-term debt
         Balance under Canadian GAAP                            $ 235,809  $    151,000  $           -  $          -  $    386,809
         Adjustments relating to subordinated notes                             100,000                                    100,000
         Adjustments relating to sale-leaseback                                 141,361                                    141,361
                                                                ------------------------------------------------------------------
         Balance under U.S. GAAP                                $ 235,809  $    392,361  $           -  $          -  $    628,170
                                                                ==================================================================

vii) Shareholders' equity
         Balance under Canadian GAAP                            $ 881,288  $    929,287  $      48,615  $   (873,652) $    985,538
         Adjustments relating to the capitalization of interest                  (8,730)                                    (8,730)
         Adjustments relating to commissioning costs                            (70,482)                                   (70,482)
         Adjustments relating to amortization of capital assets                  (3,573)                                    (3,573)
         Adjustments relating to minimum pension liability         (4,217)                                                  (4,217)
         Adjustments relating to subordinated notes                            (104,250)                                  (104,250)
         Adjustments relating to sale-leaseback                                  (1,723)                                    (1,723)
         Adjustments relating to natural gas hedge                               (1,211)                                    (1,211)
         Adjustments relating to equity income                   (122,919)                                   122,919             -
         Adjustments relating to valuation allowance on net
            future income tax asset                                             (37,200)                                   (37,200)
                                                                ------------------------------------------------------------------
         Balance under U.S. GAAP                                $ 754,152  $    702,118  $      48,615  $   (750,733) $    754,152
                                                                ==================================================================

d) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                                             Guarantor   Non-Guarantor                Consolidated
                                                                  Parent   Subsidiaries   Subsidiaries  Eliminations      Total
                                                                ------------------------------------------------------------------
Cash derived from (applied to) operating activities             $  88,399  $     24,285  $       7,205  $    (61,629) $     58,260
                                                                ==================================================================

Cash derived from financing activities                          $ (17,225) $     90,689  $      (2,893) $      1,704  $     72,275
                                                                ==================================================================

Cash applied to investing activities                            $ (64,422) $   (102,460) $        (748) $     59,925  $   (107,705)
                                                                ==================================================================

Effect of exchange rate changes on cash
     and cash equivalents                                       $  (5,080) $      2,048  $        (457) $          -  $     (3,489)
                                                                ==================================================================

Cash position at December 31                                    $   7,100  $     24,690  $       5,702  $          -  $     37,492
                                                                ==================================================================

IPSCO Inc. Condensed Consolidating Statements of Income
Year Ended December 31, 2000
(thousands of United States dollars)

                                                                      Guarantor     Non-Guarantor                  Consolidated
                                                           Parent    Subsidiaries   Subsidiaries    Eliminations       Total
                                                        -----------------------------------------------------------------------
Sales                                                    $ 278,013    $ 806,296       $ 150,455      $ (285,501)     $ 949,263
                                                        -----------------------------------------------------------------------

Cost of sales
   Manufacturing and raw material                          237,915      677,211         132,137        (282,630)       764,633
   Amortization of capital assets                           14,063       20,375             819               -         35,257
                                                        -----------------------------------------------------------------------
                                                           251,978      697,586         132,956        (282,630)       799,890
                                                        -----------------------------------------------------------------------

Gross income                                                26,035      108,710          17,499          (2,871)       149,373
Selling, research and administration                        18,728       43,127             221               -         62,076
                                                        -----------------------------------------------------------------------

Operating income                                             7,307       65,583          17,278          (2,871)        87,297

Other expenses (income)
   Interest on long-term debt                                6,934            -               -               -          6,934
   Other interest (income) expense, net                      1,271       (1,133)           (938)              -           (800)
   Foreign exchange loss (gain)                                (32)         446             (49)              -            365
   Intercompany interest/dividend                          (97,833)      17,640          (2,682)         82,875              -
   Equity income                                            31,955      (11,131)              -         (20,824)             -
                                                        -----------------------------------------------------------------------

Income (loss) before income taxes                           65,012       59,761          20,947         (64,922)        80,798

Income taxes                                                 7,339       12,499           8,135          (4,848)        23,125
                                                        -----------------------------------------------------------------------

NET INCOME (LOSS)                                           57,673       47,262          12,812         (60,074)        57,673

Dividends on preferred shares, including part VI.I tax       5,935       32,964               -         (32,964)         5,935

Interest on subordinated notes, net of income tax                -        4,890               -               -          4,890
                                                        -----------------------------------------------------------------------

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS       $  51,738    $   9,408       $  12,812      $  (27,110)     $  46,848
                                                        =======================================================================

IPSCO Inc. Condensed Consolidating Statements of Cash Flows
Year Ended December 31, 2000
(thousands of United States dollars)

                                                                         Guarantor      Non-Guarantor                 Consolidated
                                                             Parent     Subsidiaries    Subsidiaries    Eliminations      Total
                                                           -----------------------------------------------------------------------
CASH DERIVED FROM (APPLIED TO)
   Operating activities
       Working capital provided by operations              $ 107,660      $  56,396      $  16,982       $ (88,872)    $  92,166
       Change in non-cash operating working capital          (15,267)         1,465        (64,829)          9,219       (69,412)
                                                           -----------------------------------------------------------------------
                                                              92,393         57,861        (47,847)        (79,653)       22,754
                                                           -----------------------------------------------------------------------

   Financing activities
       Proceeds from issuance of common shares                     -         75,070          3,075         (78,145)            -
       Proceeds from issuance of common shares
            pursuant to share option plan                        115              -              -               -           115
       Common share dividends                                (13,748)       (78,210)        (5,507)         83,717       (13,748)
       Preferred share dividends                              (5,540)             -              -               -        (5,540)
       Issue of subordinated notes, net of issue costs             -         89,824              -               -        89,824
       Subordinated notes interest                                 -         (3,161)             -               -        (3,161)
       Proceeds from sale-leaseback of capital assets              -        158,001              -               -       158,001
       Issue (repayment) of long-term debt                   (11,100)        60,000              -               -        48,900
                                                           -----------------------------------------------------------------------
                                                             (30,273)       301,524         (2,432)          5,572       274,391
                                                           -----------------------------------------------------------------------
   Investing activities
       Expenditures for capital assets                        (4,203)      (362,514)        (1,473)              -      (368,190)
       Investment in subsidiaries                            (73,081)        (1,000)             -          74,081             -
       Investment in partnership                                   -         (2,075)             -               -        (2,075)
                                                           -----------------------------------------------------------------------
                                                             (77,284)      (365,589)        (1,473)         74,081      (370,265)
                                                           -----------------------------------------------------------------------

   Effect of exchange rate changes on cash and
       cash equivalents                                       (1,654)        (1,712)          (194)              -        (3,560)
                                                           -----------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
   LESS BANK INDEBTEDNESS                                    (16,818)        (7,916)       (51,946)              -       (76,680)

CASH AND CASH EQUIVALENTS
   LESS BANK INDEBTEDNESS AT BEGINNING OF PERIOD              22,246         18,044         54,541               -        94,831
                                                           -----------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
   LESS BANK INDEBTEDNESS AT END OF PERIOD                 $   5,428      $  10,128      $   2,595       $       -     $  18,151
                                                           =======================================================================

Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) as at and for the year ended December 31, 2000

a) Reconciliation of net income (loss) between accounting principles generally accepted in Canada and the United States:

                                                                         Guarantor    Non-Guarantor                 Consolidated
                                                               Parent   Subsidiaries   Subsidiaries   Eliminations     Total
                                                             --------------------------------------------------------------------
Net income as reported under Canadian GAAP                    $ 57,673   $  47,262       $ 12,812      $ (60,074)     $  57,673
Adjustments relating to the capitalization of interest                        (758)                                        (758)
Adjustments relating to commissioning costs                                (16,356)                                     (16,356)
Adjustments relating to amortization of capital assets                         998                                          998
Adjustments relating to subordinated notes                                  (4,890)                                      (4,890)
Adjustments relating to sale-leaseback                                        (709)                                        (709)
Adjustments relating to change in accounting principles         (8,977)                                                  (8,977)
Adjustments to equity income                                   (21,715)                                   21,715              -
                                                             --------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                  26,981      25,547         12,812        (38,359)        26,981
Dividends on preferred shares including part VI.I tax           (5,935)                                                  (5,935)
                                                             --------------------------------------------------------------------
Net income (loss) available to common shareholders in
     accordance with U.S. GAAP                                $ 21,046   $  25,547       $ 12,812      $ (38,359)     $  21,046
                                                             ====================================================================

b)   Comprehensive income (loss):

                                                                         Guarantor    Non-Guarantor                 Consolidated
                                                               Parent   Subsidiaries   Subsidiaries   Eliminations     Total
                                                             --------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP                $ 26,981   $  25,547       $ 12,812      $ (38,359)     $  26,981
Other comprehensive income
     Foreign currency translation adjustments                  (13,668)                                                 (13,668)
     Adjustments relating to minimum pension liability           3,427                                                    3,427
         Tax effect                                             (1,275)                                                  (1,275)
                                                             --------------------------------------------------------------------

Comprehensive income (loss) in accordance with U.S. GAAP      $ 15,465   $  25,547       $ 12,812      $ (38,359)     $  15,465
                                                             ====================================================================

c) United States GAAP defines cash position to be cash and cash equivalents. Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. This difference and the above U.S. GAAP adjustments result in the following statements of cash flows for the Company:

                                                                         Guarantor    Non-Guarantor                 Consolidated
                                                               Parent   Subsidiaries   Subsidiaries   Eliminations     Total
                                                             --------------------------------------------------------------------
Cash derived from (applied to) operating activities           $ 92,393   $  30,609       $(47,847)     $ (79,653)     $  (4,498)
                                                             ====================================================================

Cash derived from financing activities                        $(30,273)  $ 292,424       $ (2,432)     $   5,572      $ 265,291
                                                             ====================================================================

Cash applied to investing activities                          $(77,284)  $(338,337)      $ (1,473)     $  74,081      $(343,013)
                                                             ====================================================================

Effect of exchange rate changes on cash
     and cash equivalents                                     $ (1,654)  $  (1,712)      $   (194)     $       -      $  (3,560)
                                                             ====================================================================

Cash position at December 31                                  $  5,428   $  10,128       $  2,595      $       -      $  18,151
                                                             ====================================================================